UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________
FORM 8-K
___________________________________________
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 23, 2024
___________________________________________
SILA REALTY TRUST, INC.
(Exact Name of Registrant as Specified in Its Charter)
___________________________________________

Maryland	000-55435	46-1854011
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
1001 Water St.
Suite 800
Tampa, Florida 33602
(Address of principal executive offices)
(813) 287-0101
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
___________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol	Name of each exchange on which registered
N/A	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 3.03    Material Modification to Rights of Security Holders.
To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03    Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
On May 23, 2024, the Board of Directors of the Company (the “Board”) approved of Articles Supplementary (the “Articles Supplementary”) to reclassify authorized but unissued shares of the Company’s Class T common stock, $0.01 par value per share, Class I common stock, $0.01 par value per share, and Class T2 common stock, $0.01 par value per share, into Class A common stock, $0.01 par value per share (“Class A Common Stock”), to be effective at 9:31 a.m. on June 13, 2024.
Also on May 23, 2024, the Board approved of Articles of Amendment (the “Articles of Amendment”) to rename and designate Class A Common Stock as “Common Stock”, to be effective at 9:32 a.m. on June 13, 2024. The Articles of Amendment change all references to Class A Common Stock in the Company’s Third Articles of Amendment and Restatement to “Common Stock.”
The Articles Supplementary and Articles of Amendment will be filed with the State Department of Assessments and Taxation of Maryland prior to each of their respective effective dates. If the Board determines after the date of this Current Report on Form 8-K to delay or cancel the NYSE Listing (as defined below), the Articles Supplementary and/or Articles of Amendment may be withdrawn prior to effectiveness.
The foregoing description of the Articles Supplementary and Articles of Amendment is qualified in its entirety by reference to the Articles Supplementary and Articles of Amendment, copies of which are filed as Exhibits 3.1 and 3.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.
Item 8.01    Other Events.

    As previously disclosed on April 8, 2024, the Board previously authorized the Company to pursue a listing of the Company’s common stock, par value $0.01 per share (the “Common Stock”), on the New York Stock Exchange (the “NYSE”) under the symbol “SILA” (the “NYSE Listing”).
In conjunction with the anticipated NYSE Listing and in order to provide liquidity to the stockholders of the Company and help stabilize the share price of the Company’s Common Stock after the NYSE Listing, the Company also expects to commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $50 million in value of shares of its outstanding Common Stock, at a price specified by tendering stockholders within a to-be-determined specified price range. In connection with the commencement of the Tender Offer, the Company expects to allow stockholders to tender all or a portion of their shares of Common Stock, but if the Tender Offer is oversubscribed, shares of Common Stock would be accepted on a pro rata basis. The Company anticipates funding the Tender Offer and all related fees and expenses with cash on the Company’s balance sheet and/or availability under the Company’s revolving credit facility. If the Company commences the Tender Offer, the full details will be included in an offer to purchase, letter of transmittal and related materials which will become available to stockholders promptly following commencement of the Tender Offer and filed with the Securities and Exchange Commission (the “SEC”) in accordance with applicable securities laws. Until such time as the Company commences the Tender Offer, there can be no assurances that the Company will in fact commence the Tender Offer or any other tender offer for the Company’s shares of Common Stock. The potential NYSE Listing and launch of the Tender Offer is expected to occur on June 13, 2024.
The price at which the Common Stock may list on the NYSE may be different and could be significantly lower or higher than the Company’s estimated per share net asset value (“NAV”) of $29.92 as of October 31, 2023 (retroactively adjusted to reflect the one-for-four reverse stock split effective May 1, 2024), due to, among other things, the methodology used to estimate the NAV was based upon a number of estimates and assumptions that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different estimated per share value, which could be significantly different from the Company’s estimated per share value. As such, the Company’s NAV of $29.92 as of October 31, 2023 may not be representative of what price the shares would trade for after the Common Stock is listed on the NYSE. For a more detailed description of the valuation method and process used to estimate the NAV or the Company’s one-for-four reverse stock split, please see the Company’s Current Reports on Form 8-K filed with the SEC on December 19, 2023 and April 8, 2024, respectively.
On May 29, 2024, the Company issued a press release announcing, among other things, the Company’s anticipated date of the NYSE Listing and its intention to pursue the related Tender Offer. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company previously disclosed in its Quarterly Report on Form 10-Q for the period ended March 31, 2024, filed with the SEC on May 8, 2024, that the Board approved and authorized a daily distribution to the Company’s stockholders for each day of the period commencing on June 1, 2024 and ending June 30, 2024 (the “Prior Distribution”). In anticipation of the NYSE Listing, on May 28, 2024, the Board cancelled the Prior Distribution and approved a new distribution (the “New Distribution”) to the Company’s shareholders of record as of the close of business on July 1, 2024 (the “Record Date”). The New Distribution, in an amount of $0.1333 per share, representing an annualized amount of $1.60 per share, is payable on July 15, 2024 to the Company’s stockholders of record as of the Record Date
Forward Looking Statements
Certain statements contained in this Current Report on Form 8-K, other than historical facts, may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties. No forward-looking statement is intended to, nor shall it, serve as a guarantee of, future performance. You can identify the forward-looking statements by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar terms and phrases, including statements about the Company’s intention to pursue and consummate, and the expected timing and authorization of, the NYSE Listing and related Tender Offer, the price at which the Common Stock may list and trade for on the NYSE, the size of, and source of funds for, the Tender Offer, the expected filing dates of the Articles Supplementary and Articles of Amendment, and the expected payment of the New Distribution. Forward-looking statements are subject to various risks and uncertainties and factors that could cause actual results to differ materially from the Company's expectations, including the Company’s ability to meet and then maintain the listing requirements of the NYSE and any material market changes and trends that could affect (i) the Company’s decision or ability to consummate the NYSE Listing and related Tender Offer, (ii) the size or pricing of the Tender Offer or (iii) the price at which the Common Stock may list and trade for on the NYSE, and you should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company's control and could materially affect the Company's results of operations, financial condition, cash flows, performance or future achievements or events. Additional factors include those described under the section entitled Item 1A. "Risk Factors" of Part I of the Company's 2023 Annual Report on Form 10-K with the SEC, copies of which are available at www.sec.gov. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.
Important Information
The information in this Current Report on Form 8-K is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The potential tender offer described herein has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms and conditions described herein or at all. If the Company commences the tender offer, the tender offer will be made solely by an offer to purchase, the letter of transmittal and related materials, as they may be amended or supplemented.
Stockholders should read the Company’s commencement tender offer statement on Schedule TO, expected to be filed with the SEC in connection with the tender offer, which will include as exhibits the offer to purchase, the letter of transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information related to the potential tender offer. If the Company commences the tender offer, each of these documents will be filed with the SEC, and, when available, stockholders may obtain them for free from the SEC at its website (http://www.sec.gov), or from the Company’s information agent, who will be identified in the materials filed with the SEC at the commencement of the tender offer.

Item 9.01    Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description

3.1	Articles Supplementary

3.2	Articles of Amendment

99.1	Press Release, dated May 29, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SILA REALTY TRUST, INC.

Dated: May 29, 2024	By:	/s/ Kay C. Neely
	Name:	Kay C. Neely
	Title:	Chief Financial Officer

EXHIBIT 3.1
SILA REALTY TRUST, INC.
ARTICLES SUPPLEMENTARY
Sila Realty Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Under a power contained in Article V of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board”), by duly adopted resolutions, reclassified 175,000,000 authorized but unissued shares of Class T Common Stock, $0.01 par value per share, 75,000,000 authorized but unissued shares of Class I Common Stock, $0.01 par value per share, and 75,000,000 authorized but unissued shares of Class T2 Common Stock, $0.01 par value per share, of the Company as additional shares (collectively, the “Additional Class A Common Shares”) of Class A Common Stock, $0.01 par value per share, of the Corporation (the “Class A Common Stock”), having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption set forth in the Charter.
SECOND: The Additional Class A Common Shares have been classified and designated by the Board under the authority contained in the Charter. After giving effect to the classification of the Additional Class A Common Shares set forth herein, the total number of shares of Class A Common Stock that the Corporation has authority to issue is 510,000,000.
THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.
FOURTH: These Articles Supplementary shall become effective at 9:31 a.m. Eastern Time, on June 13, 2024.
FIFTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[The remainder of this page has been left blank intentionally.]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive Officer and President and attested to by its Chief Financial Officer, Executive Vice President, Treasurer and Secretary on this on this [●] day of [●], 2024.

ATTEST:		SILA REALTY TRUST, INC.

By:		By:
Name:	Kay C. Neely	Name:	Michael A. Seton
Title:	Chief Financial Officer, Executive Vice President, Treasurer and Secretary	Title:	Chief Executive Officer and President

[Signature Page to Articles Supplementary]

EXHIBIT 3.2

SILA REALTY TRUST, INC.

ARTICLES OF AMENDMENT

Sila Realty Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: The charter of the Corporation (the “Charter”) is hereby amended, effective at 9:32 a.m. Eastern Time, on June 13, 2024 (the “Effective Time”), to change, at the Effective Time, the name and designation of the Company’s Class A Common Stock, $0.01 par value per share, to Common Stock, $0.01 par value per share. All references in the Charter to “Class A Common Stock” or “Class A Shares” are hereby changed at the Effective Time to “Common Stock.”
SECOND: The amendments to the Charter as set forth above have been duly advised and approved by at least a majority of the entire Board of Directors as required by the Maryland General Corporation Law. The amendments to the Charter set forth herein are limited to changes expressly authorized by Section 2-605(a)(2) of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation.
THIRD: There has been no increase in the authorized shares of stock of the Corporation effected by the amendments to the Charter as set forth above.
FOURTH: These Articles of Amendment shall become effective at the Effective Time.
FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his or her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused these Articles of Amendment to be signed in its name and on its behalf by its Chief Executive Officer and President and attested to by its Chief Financial Officer, Executive Vice President, Treasurer and Secretary on this [●]th day of [●], 2024.

ATTEST:		SILA REALTY TRUST, INC.

By:		By:
Name:	Kay C. Neely	Name:	Michael A. Seton
Title:	Chief Financial Officer, Executive Vice President, Treasurer and Secretary	Title:	Chief Executive Officer and President

EXHIBIT 99.1
Sila Realty Trust, Inc. Receives Approval for Listing on the New York Stock Exchange
May 29, 2024
TAMPA, FL – Sila Realty Trust, Inc. (the “Company” or “Sila”), a net lease real estate investment trust with a strategic focus on investing in the significant, growing, and resilient healthcare sector of the U.S. economy, is pleased to announce that it has received approval to list its common stock on the New York Stock Exchange (the “NYSE”). Trading is expected to commence on the NYSE on June 13, 2024, under the ticker symbol “SILA.” To commemorate the first day of trading on the NYSE, members of the Company’s management team and board of directors are scheduled to ring The Opening Bell at 9:30 a.m. ET on June 13, 2024.
“We are pleased to announce Sila has received approval to list on the New York Stock Exchange,” stated Michael A. Seton, President and Chief Executive Officer of the Company. “This is a significant milestone in our Company’s history, as we believe the listing will introduce Sila to a large and diverse group of investors, offering access to scale capital, while also providing liquidity optionality for our current shareholders.”
In connection with listing on the NYSE, the Company intends to commence a $50 million modified “Dutch Auction” tender offer. The price range for the tender offer will be announced at the launch of the tender offer, which is expected to occur on the same day as the listing on the NYSE.
Furthermore, upon listing on the NYSE, all outstanding shares of Class I common stock and Class T common stock will automatically convert into Class A common stock on a one-for-one basis. Class A common stock will be renamed “common stock” and will be the sole class of stock traded on the NYSE.
The conversion will have no effect on the economic rights of holders of outstanding shares of Class I common stock or Class T common stock. The conversion will occur automatically and without any action on the part of stockholders pursuant to the Company’s charter, as amended or supplemented. The conversion will not impact the preferences, rights, voting powers (one vote per share), restrictions, qualifications, and terms and conditions that currently exist with respect to the Class I common stock and Class T common stock.
Immediately upon and concurrent with such conversion, no shares of Class I common stock or Class T common stock will remain issued or outstanding.
When trading begins on the NYSE, the Company’s common stock will cease trading on the over-the-counter (“OTC”) markets. Sila’s existing stockholders are not required to take any action in connection with the Company listing on the NYSE. The Company recommends that investors who bought shares on the OTC markets monitor their brokerage accounts to ensure their holdings are updated to reflect the NYSE listing and the new ticker symbol.
Wells Fargo Securities is acting as financial advisor to the Company.
About Sila Realty Trust, Inc.
Sila Realty Trust, Inc. is a net lease real estate investment trust headquartered in Tampa, Florida, with a strategic focus on investing in the significant, growing, and resilient healthcare sector of the U.S. economy. The Company invests in high quality healthcare facilities along the continuum of care, which, we believe, generate predictable, durable, and growing income streams. Our portfolio is comprised of high-quality tenants in geographically diverse facilities which are positioned to capitalize on the dynamic delivery of healthcare to patients. As of March 31, 2024, the Company owned 136 real estate properties and two undeveloped land parcels located in 64 markets across the U.S.
Forward-Looking Statements
Certain statements contained herein, other than historical fact, including those regarding the commencement of trading on the NYSE, the effects on Sila of the NYSE listing, the commencement, timing, and amount of the intended tender offer, the conversion of the stock, and the cessation of trading on the OTC markets, may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties. No forward-looking statement is intended to, nor shall it, serve as a guarantee of future performance. You can identify the forward-looking statements by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar terms and phrases. Forward-looking statements are subject to various risks and uncertainties and factors that could cause actual results to differ materially from the Company's expectations, and you should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company's control and could materially affect the Company's results of operations, financial condition, cash flows, performance or future achievements or events. Additional factors include those described under the section entitled Item 1A. "Risk Factors" of Part I of the Company's 2023 Annual Report on Form 10-K with the SEC, copies of which are available at www.sec.gov. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.
Important Information
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The potential tender offer described herein has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms and conditions described herein or at all. If the Company commences the tender offer, the tender offer will be made solely by an offer to purchase, the letter of transmittal and related materials, as they may be amended or supplemented. Stockholders should read the Company’s commencement tender offer statement on Schedule TO, expected to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the offer to purchase, the letter of transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information related to the potential tender offer. If the Company commences the tender offer, each of these documents will be filed with the SEC, and, when available, stockholders may obtain them for free from the SEC at its website (http://www.sec.gov), or from the Company’s information agent, who will be identified in the materials filed with the SEC at the commencement of the tender offer.
Miles Callahan, Senior Vice President of Capital Markets and Investor Relations
833-404-4107
IR@silarealtytrust.com